UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 1-16247
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:
FLOWERS FOODS, INC.
1919 FLOWERS CIRCLE THOMASVILLE, GEORGIA 31757

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Index

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator of
Flowers Foods, Inc. 401(k) Retirement Savings Plan
In our opinion, the accompanying Statements of Net Assets Available For Benefits and the related Statement of Changes in Net Assets Available For Benefits present fairly, in all material respects, the net assets available for benefits of Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) at December 31, 2009 and 2008 and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Atlanta, Georgia
June 4, 2010

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statements of Net Assets Available For Benefits
December 31, 2009 and 2008

	December 31,
	2009	2008
Assets
Investments, at fair value
Mutual funds	$108,456,463	$72,168,174
Flowers Foods, Inc. common stock	27,894,122	27,045,083
Collective investment trusts	30,557,221	23,864,807
Notes receivable from participants	8,317,686	7,326,905

	175,225,492	130,404,969

Cash	860	6,096

Contribution receivables
Employer	264,294	—
Participants	200,271	—

	464,565	—

Net assets available for benefits, at fair value	175,690,917	130,411,065
Adjustment from fair value to contract value for indirect interest in benefit-responsive investment contracts	(986,116)	1,364,180

Net assets available for benefits	$174,704,801	$131,775,245

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Statement of Changes in Net Assets Available For Benefits
Year Ended December 31, 2009

Additions to net assets attributed to
Investment income:
Interest	$573,393
Dividends	3,767,143

4,340,536

Contributions:
Employer	15,157,500
Participants	11,793,168
Rollovers	207,292

27,157,960

Net appreciation in fair value of investments	20,207,536

Total additions	51,706,032

Deductions from net assets attributed to
Benefit payments	(8,694,072)
Administrative expenses	(82,404)

Total deductions	(8,776,476)

Net increase in net assets	42,929,556
Net assets available for benefits at beginning of year	131,775,245

Net assets available for benefits at end of year	$174,704,801

The accompanying notes are an integral part of these financial statements.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
1.	Description of the Plan

The following description of the Flowers Foods, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Flowers Foods, Inc. (the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Mercer Trust is the trustee and custodian of the Plan.

Eligibility for Participation

Employees are eligible to participate in the Plan starting the first pay period following a 90-day waiting period from the date of hire. Thirty days following the completion of the 90-day waiting period, employees are automatically enrolled in the Plan with a 3% employee deduction. If the employee does not want to make employee contributions to the Plan, they can “opt out” of the automatic enrollment. If the employee wants to contribute at a different percentage they can change the initial automatic contribution percentage. These changes can be made anytime, even before the automatic deduction begins, but no sooner than 30 days prior to the eligibility date. A basic contribution is made by the Company whether or not the employee makes employee contributions to the Plan.

Contributions

Allowable employee contributions are 100% of the participant’s available pay, up to the IRS maximum amounts. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company provides matching contributions which generally are equal to 50% of the participant’s elective contributions, limited to contributions on 6% of pay, and provides basic contributions for eligible employees of the Company as described within the Plan documents.

Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company contributions and an allocation of Plan earnings. Plan earnings are allocated based on the investments within each participant’s account.

The Plan accepts rollovers from other tax-qualified and tax-advantaged plans.

Vesting

Participants vest immediately in their contributions plus allocated earnings thereon. The vesting period for the Company contributions, including Company basic and matching contributions, is three years of service. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant’s account. Participants are immediately vested in their participant account upon death, total disability or upon reaching the normal retirement age of 65.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Notes Receivable from Participants

Participants may borrow from their elective contribution account and rollover contribution account, the minimum loan amount is $1,000 and the maximum loan amount is the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 15 years for a home loan. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the interest rate charged by persons in the business of lending money for loans, which would be made under similar circumstances. For purposes of this Plan, the Wall Street Journal’s Prime Interest Rate plus two percentage points is used. Principal and interest is paid ratably through payroll deductions.

Administrative Expenses

Administrative fees charged by the trustee relating to notes receivable from participants and distributions to terminated participants are paid by the affected participants and are presented as administrative expenses in the Statement of Changes in Net Assets Available For Benefits. All other administrative expenses of the Plan are paid by the Company and are not reflected in the Plan’s financial statements.

Distribution of Benefits

Upon termination of service for any reason, a participant may elect to receive the value of the participant’s vested interest in his or her account as a lump sum distribution. However, a lump sum distribution is required if the vested balance is $5,000 or less.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements for the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Reclassification

Certain amounts in prior years’ financial statements have been reclassified to conform to the current year’s presentation. Notes Receivable from Participant’s were previously categorized as Level 2 investments in the prior year and are now presented as Level 3 investments. The reclassification better reflects the nature of the valuation of these notes and provides for consistent presentation across the dates presented.

Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5, Fair Value Measurements, for discussion of fair value measurements.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts though a collective trust. The Statement of Net Assets Available For Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available For Benefits is prepared on a contract value basis.

Purchases and sales of investments, including gains or losses, are recorded on a trade-date basis. Interest income is recorded when earned, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Contributions

Participant and Company contributions are recorded in the period during which the Company makes payroll deductions from the Plan participants’ earnings.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) issued guidance, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles.” This Codification became the source of authoritative U.S. generally accepted accounting principles recognized by the FASB. This guidance was adopted by the Plan effective July 1, 2009 and had no impact on the Plan’s Statements of Net Assets Available For Benefits or Statement of Changes in Net Assets Available For Benefits.

For the year ended December 31, 2009, the Plan adopted the FASB’s update to general standards on accounting for disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The adoption of this guidance did not materially impact the Plan’s financial statements. See Note 11, Subsequent Events, for further discussion of subsequent events.

In 2009, the FASB issued new guidance for the fair value measurement of investments in certain entities that calculate net asset value (“NAV”) per share. The new guidance permits as a practical expedient, a reporting entity to measure the fair value of an investment on the basis of the NAV per share of the investment if the NAV is calculated in a manner consistent with the measurement principles for Investment Companies. This guidance requires disclosure by major category of investment about the attributes of investments, such as the nature of the restrictions on the investor’s ability to redeem its investments at the measurement date, any unfunded commitments, and the investment strategies of the investees. The adoption of this guidance did not have material effect on the Plan’s financial statements.

3.	Plan Amendments

On August 17, 2009, the Plan was amended to qualify as a Safe Harbor 401(k) Plan. Effective January 1, 2010, employer basic contributions will fully vest after two years of service. For Plan year 2009, employer basic contributions vested after three years of service. Employees who are automatically enrolled in the Plan on or after January 1, 2010 and who do not opt out or make a voluntary contribution election, will participate in the annual automatic contribution increase feature. The employee’s contribution percent will automatically increase by 1% on an annual basis until it reaches 6%.

4.	Investments

The following table presents investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008:

	December 31,
	2009	2008
Dodge & Cox Stock Fund; 319,449 and 285,435 shares, respectively	$30,711,805	$21,227,803
Flowers Foods, Inc. common stock; 1,173,995 and 1,110,225 shares, respectively	$27,894,122	$27,045,083
Pimco Total Return Fund; 2,198,267 and 1,906,094 shares, respectively	$23,741,280	$19,327,796
Putnam Stable Value Fund, at contract value; 23,381,942 and 21,073,600 shares, respectively	$23,381,942	$21,073,600
Wells Fargo Advantage Endeavor Select Fund; 2,686,686 and 2,358,266 shares, respectively	$22,272,623	$14,786,329
George Putnam Fund of Boston; 1,233,259 and 709,202 shares, respectively	$13,479,517	*
American Europacific Growth Fund; 287,882 and 241,935 shares, respectively	$11,037,411	$6,776,607

*	The Plan’s investment in this fund as of December 31, 2008 did not represent more than 5% of the Plan’s net assets on that date.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
Net appreciation (depreciation) in the fair value of investments (including gains and losses on investments bought and sold, as well as held during the year) for the year ended December 31, 2009 was as follows:

Flowers Foods, Inc. common stock	$(628,742)
Collective investment trusts	1,285,905
Mutual funds	19,731,110
Notes receivable from participants	(180,737)

Total	$20,207,536

5.	Fair Value Measurements

The Plan measures the fair value of Plan assets using the fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for that asset or liability. These measurements are classified into a hierarchy framework by the inputs used to perform the fair value calculation. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Input to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of the input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Mutual funds — Valued at the net asset value (NAV) of shares held by the Plan at year end and are classified within Level 1 in the fair value hierarchy tables below.

Flowers Foods, Inc. common stock — The fair value of the common stock is valued at the closing price reported on the active market on which the security is traded and is classified within Level 1 in the fair value hierarchy tables below.

Collective investment trusts — The investments include a stable value fund and an index fund. The fair values of the Plan’s interest in the index fund are based on the net asset values (“NAV”) reported by the fund managers as of the financial statement dates and recent transaction prices. The index fund provides for daily redemptions by the Plan at reported NAV with no advance notice requirement. Under unusual circumstances redemptions may be suspended should the withdrawal cause a material adverse impact on other participating plans. Fair values for the investments within the index fund are based on quoted prices in active markets and securities valued using either observable inputs or quotations from inactive markets. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

The fair value of participation units held in the stable value fund are based on NAV after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts. The stable value fund generally permits redemptions daily. If the fund experiences periods of insufficient liquidity then the stable value fund may defer honoring any payment request until liquidity is sufficient. The fair values of the Plan’s interest in the stable value fund are based on quoted market prices in active markets and securities and contracts are valued using observable inputs. The Plan is permitted to redeem investment units at NAV on the measurement date, and as a result, the investment is classified as a Level 2 asset in the fair value hierarchy.

The collective trust information is reported at the lowest level to the Plan using the audited financial statements of each trust and, as described above, are included in Level 2 in the fair value hierarchy tables below.

Notes receivable from participants — The notes receivable fair values were computed using a present value model based on the discount rate adjustment technique. The cash flows for the notes receivable are known and the interest rate at December 31, 2009 was observed in the market and is the Wall Street Journal prime plus two percent. The notes receivable are included in Level 3 in the fair value hierarchy tables below.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables present the fair value of the Plan assets recorded at fair value on a recurring basis segregated among the appropriate levels within the fair value hierarchy for Plan years 2009 and 2008:

	Fair Value Measurements at
	December 31, 2009
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$108,456,463	$—	$—	$108,456,463
Flowers Foods, Inc. common stock	27,894,122	—	—	27,894,122
Collective investment trusts	—	30,557,221	—	30,557,221
Notes receivable from participants	—	—	8,317,686	8,317,686

Total investments at fair value	$136,350,585	$30,557,221	$8,317,686	$175,225,492

	Fair Value Measurements at
	December 31, 2008
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$72,168,174	$—	$—	$72,168,174
Flowers Foods, Inc. common stock	27,045,083	—	—	27,045,083
Collective investment trusts	—	23,864,807	—	23,864,807
Notes receivable from participants	—	—	7,326,905	7,326,905

Total investments at fair value	$99,213,257	$23,867,807	$7,326,905	$130,404,969

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
The following table provides information on the Plan assets that are reported using significant unobservable inputs in the estimation of fair value (Level 3 assets):

2009 Changes in Fair Value Measurements Using
Significant Unobservable Inputs (Level 3)
Notes receivable from participants
Balance at December 31, 2008	$7,326,905
Actual return on plan assets:
Included in interest investment income	558,703
Included in appreciation of fair value of investments	(180,737)
Issuances of participant notes	4,687,319
Payments from participants	(3,814,311)
Distributions to participants	(260,193)

Ending balance at December 31, 2009	$8,317,686

6.	Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Mercer Trust, an affiliate of Putnam, and shares of Flowers Foods, Inc. common stock. At December 31, 2009 and 2008, the Plan held 1,173,995 shares and 1,110,225 shares of Flowers Foods, Inc. common stock with a market value of $27,894,122 and $27,045,083, respectively. Mercer Trust is the trustee as defined by the Plan, and Flowers Foods, Inc. is the Plan Sponsor. Therefore, these transactions qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. In addition, notes receivable from participants qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
7.	Plan Termination

Although it has expressed no intent to do so, the Company reserves the right to change or terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the value of each participant’s account as of the date of termination shall immediately become nonforfeitable and fully vested.

8.	Forfeitures

At December 31, 2009 and 2008, forfeited nonvested accounts totaled $184,072 and $61,031, respectively. These accounts will be used to reduce future employer contributions. Also, during 2009 employer contributions were reduced by $469,864 from forfeited nonvested accounts.

9.	Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated February 2, 2006, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

10.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

11.	Subsequent Events

The Plan Administrator has evaluated subsequent events since the date of these financial statements. There were no events or transactions discovered during this evaluation that require recognition or disclosure in the financial statements, other than the Plan Amendments discussed below.

The Plan was amended on April 13, 2010 to provide for the merger of the Holsum Savings Plan into the Plan. In addition, on May 5, 2010, the Plan was further amended to make the effective date of the merger at the discretion of the Plan Administrator.

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Notes to Financial Statements
December 31, 2009 and 2008
12.	Reconciliation of Financial Statements for Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2009 and 2008:

	2009	2008
Net assets available for benefits per the financial statements	$174,704,801	$131,775,245
Deemed loans	(48,659)	(75,539)

Net assets available for benefits per the Form 5500	$174,656,142	$131,699,706

The following is a reconciliation of total deductions per the financial statements for the year ended December 31, 2009, to total expenses per the Form 5500:

Total deductions per the financial statements	$8,776,476
Less: Deemed loans at December 31, 2008	(75,539)
Add: Deemed loans at December 31, 2009	48,659
Add: Miscellaneous	7,643

Total expenses per Form 5500	$8,757,239

The following is a reconciliation of total additions per the financial statements for the year ended December 31, 2009, to total income per the Form 5500:

Total additions per the financial statements	$51,706,032
Add: Miscellaneous	7,643

Total income per Form 5500	$51,713,675

Flowers Foods, Inc.
401(k) Retirement Savings Plan
Schedule H, line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009 EIN No. 58-2582379 / Plan Number 004

(a) Party in				(e) Current
Interest	(b) Identity of Issue	(c) Description of Investment	(d) Cost**	Value
*	Putnam Stable Value Fund	Collective Investment Trust at contract value; 23,381,942 shares		$23,381,942
	S & P 500 Index Fund	Collective Investment Trust; 198,689 shares		6,189,163

				29,571,105

	Dodge & Cox Stock Fund	Mutual Fund; 319,449 shares		30,711,805
	Pimco Total Return Fund	Mutual Fund; 2,198,267 shares		23,741,280
	Wells Fargo Advantage Endeavor Select Fund	Mutual Fund; 2,686,686 shares		22,272,623
*	The George Putnam Fund of Boston	Mutual Fund; 1,233,259 shares		13,479,517
	American Europacific Growth Fund	Mutual Fund; 287,882 shares		11,037,411
*	Putnam Retirementready Maturity	Mutual Fund; 5,563 shares		87,167
*	Putnam Retirementready 2010 Fund	Mutual Fund; 13,455 shares		198,725
*	Putnam Retirementready 2015 Fund	Mutual Fund; 24,472 shares		388,857
*	Putnam Retirementready 2020 Fund	Mutual Fund; 15,758 shares		238,099
*	Putnam Retirementready 2025 Fund	Mutual Fund; 2,945 shares		46,207
*	Putnam Retirementready 2030 Fund	Mutual Fund; 16,644 shares		241,341
*	Putnam Retirementready 2035 Fund	Mutual Fund; 9,115 shares		130,890
*	Putnam Retirementready 2040 Fund	Mutual Fund; 5,786 shares		81,702
*	Putnam Retirementready 2045 Fund	Mutual Fund; 3,895 shares		51,264
*	Putnam Retirementready 2050 Fund Class A	Mutual Fund; 6,633 shares		78,472
	Columbia Alcorn Fund	Mutual Fund; 229,785 shares		5,671,103

				108,456,463

*	Flowers Foods, Inc.	Common Stock; 1,173,995 shares		27,894,122

*	Notes receivable from participants	Notes, with interest rates between 6.00% and 11.50%; maturity ranges from January 2010 to February 2024		8,269,027

				$174,190,717

*	Parties-in-Interest (See Note 6)

**	Cost information not required for participant-directed accounts

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator on behalf of the Finance Committee of the Board of Directors has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FLOWERS FOODS, INC. 401(k) RETIREMENT SAVINGS PLAN
Date: June 4, 2010	By:	/s/ Donald A. Thriffiley, Jr.
Donald A. Thriffiley, Jr.
Plan Administrator

Flowers Foods, Inc. 401(k) Retirement Savings Plan
Exhibits to Form 11-K

Exhibit 23.	Consent of PricewaterhouseCoopers LLP